Exhibit 4.1

Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
Common Stock
As of the end of the period covered by the most recent Annual Report on Form 10-K of Appgate, Inc. (the “registrant”), the common stock, par value $0.001 per share, of the registrant (“common stock”) was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless the context otherwise requires, all references herein to “we,” “our,” “ours,” “Company” and “us” refer to Appgate, Inc.
The following description of the Common Stock is a summary and does not purport to be complete. A copy of our second amended and restated certificate of incorporation, as amended, which we refer to as our A&R Charter, and our amended and restated bylaws, as amended, which we refer to as our A&R Bylaws, have been filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2021. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, our A&R Charter and our A&R Bylaws. The description below of our common stock and provisions of our A&R Charter and A&R Bylaws are summaries and are qualified by reference to the A&R Charter and A&R Bylaws, as applicable, and by the applicable provisions of the DGCL. We encourage you to read that law and those documents carefully.
General
Our A&R Charter authorizes capital stock consisting of:
•     270,000,000 shares of common stock, par value $0.001 per share; and
•     1,000,000 shares of preferred stock, par value $0.001 per share.
General Description of Common Stock
Voting Rights.    Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Under our A&R Charter and A&R Bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they should so choose.
Dividend Rights.    The holders of our common stock are entitled to ratably receive dividends, when, as and if declared by the Company’s Board of Directors (the “Board”), in its discretion, from funds legally available for the payment of dividends.
Liquidation Rights.    If we liquidate, dissolve or wind up, the owners of our common stock are entitled to share proportionately in our assets, if any, legally available for distribution to stockholders, but only after prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.
Other Rights and Preferences.    Our common stock does not have preemptive rights, sinking fund provisions or subscription, redemption or conversion privileges, and it will not be subject to any further calls or assessments by us. All outstanding shares of our common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Exclusive Forum
The A&R Charter designates that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the DGCL or our A&R Charter or A&R Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if and only if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, then the federal district court for the District of Delaware) (the “Delaware Forum Provision”).
Notwithstanding the foregoing, the A&R Charter provides that the Delaware Forum Provision will not apply to any actions arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Additionally, the A&R Charter provides that unless the Company consents in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.
Dividends
Declaration and payment of any dividend is subject to the discretion of our Board. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.
Anti-Takeover Provisions
Our A&R Charter and A&R Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us, including our classified Board and our ability to issue new series of preferred stock without stockholder approval. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares; Undesignated Preferred Stock.    The authorized but unissued shares of our common stock are available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise capital, acquisitions and employee benefit or compensation plans. In addition, our Board may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification.    Our A&R Charter provides that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our A&R Charter and A&R Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board.
No Cumulative Voting.    Our A&R Charter provides that stockholders are not permitted to cumulate votes in the election of directors.
Special Meetings of Stockholders.    Our A&R Bylaws provides that special meetings of our stockholders may be called, prior to the Trigger Event (as defined in the A&R Charter), only by or at the direction of our Board or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our Board or our Chairman.
Stockholder Action by Written Consent.    Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our A&R Charter precludes stockholder action by written consent from and after the Trigger Event.
Advance Notice Requirements for Stockholder Proposals and Nomination of Directors.    Our A&R Bylaws require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the A&R Bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our A&R Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the potential acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
Removal of Directors; Vacancies.    Under the DGCL, unless otherwise provided in our A&R Charter, directors serving on a classified board may be removed by the stockholders only for cause. Our A&R Charter provides that from and after the Trigger Event, directors may only be removed with cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our A&R Charter provides that from and after the Trigger Event, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring in our Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
Supermajority Provisions.    Our A&R Charter and A&R Bylaws provide that our Board is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our A&R Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our A&R Charter. From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our A&R Bylaws or applicable law, any amendment, alteration, rescission or repeal of our A&R Bylaws by our stockholders will require the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class is required to amend a corporation’s certificate of incorporation unless the certificate of incorporation requires a greater percentage. Our A&R Charter provides that the following provisions in our A&R Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:
•     the provision requiring a 75% supermajority vote for stockholders to amend our A&R Bylaws;
•     the provisions providing for a classified board of directors (the election and term of our directors);
•     the provisions regarding removal of directors;
•     the provisions regarding stockholder action by written consent;
•     the provisions regarding calling special meetings of stockholders;
•     the provisions regarding filling vacancies on our Board and newly created directorships;
•     the provisions regarding competition and corporate opportunities;
•     the provisions regarding Section 203 of the DGCL;
•     the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and
•     the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.
Limitation on Liability and Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our A&R Charter provides for such limitation of liability.
Our A&R Charter and A&R Bylaws provide that, to the fullest extent permitted by the DGCL, a member of the Board shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty owed to the Company its stockholders.
We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.
We believe that the limitation of liability and indemnification provisions in our A&R Charter, A&R Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitations of liability and indemnification provisions.
Corporate Opportunity Doctrine
Our A&R Charter provides that, to the fullest extent permitted by law (including without limitation Section 122(17) of the DGCL), the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to us or any of our officers or directors, or any of our or their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations we or they may have as of the date of the A&R Charter or in the future. Our A&R Charter also provides that we renounce any expectancy that any of our directors or officers, or any of their respective affiliates, will offer any such corporate opportunity of which he or she may become aware to us; provided, however, that the doctrine of corporate opportunity shall apply with respect to any of our directors or officers only with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director or officer of the Company, and (i) such opportunity is one that we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue and (ii) to the extent the director or officer is permitted to refer that opportunity to us without violating any other legal obligation.

Business Combination with Interested Stockholders
We have opted out of Section 203 of the DGCL; however, our A&R Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•     prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•     at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. Our A&R Charter provides that the Investors, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Trading Symbol and Market
Our common stock is listed on the OTC Markets under the symbol “APGT.”